                                                                    Exhibit 99.2

                         (POINTS INTERNATIONAL LTD LOGO)

                            POINTS INTERNATIONAL LTD.

                                 www.points.com

                             ANNUAL INFORMATION FORM

                                 April 22, 2004

     Information presented herein is current as of December 31, 2003, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise indicated.

                                TABLE OF CONTENTS

POINTS INTERNATIONAL LTD...................................................    1

INTRODUCTION...............................................................    1

SUBSIDIARIES...............................................................    1

GENERAL DEVELOPMENT OF THE BUSINESS........................................    2
   THREE-YEAR HISTORY......................................................    2
   SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS...................    3
   TRENDS..................................................................    3

DESCRIPTION OF THE BUSINESS................................................    3
   CORE BUSINESS - POINTS SOLUTIONS........................................    3
   COMPETITIVE CONDITIONS..................................................    4
   STATUS OF NEW PRODUCTS..................................................    5
   OTHER MATTERS...........................................................    5

FINANCIAL INFORMATION......................................................    6
   MANAGEMENT DISCUSSION & ANALYSIS........................................    6
   ANNUAL INFORMATION......................................................    6
   DIVIDENDS...............................................................    6

RISKS AND UNCERTAINTIES....................................................    6
   HIGH DEPENDENCE ON KEY CUSTOMERS........................................    7
   GROWTH-RELATED RISKS....................................................    7
   DEPENDENCE UPON KEY PERSONNEL...........................................    7
   LIMITED FINANCIAL RESOURCES.............................................    7
   IMPEDIMENTS TO MATERIAL TRANSACTIONS....................................    8
   LIABILITIES OF POINTS...................................................    8
   CONFLICTS OF INTEREST...................................................    8
   LIMITED OPERATING HISTORY...............................................    9
   THE GROWTH AND DEVELOPMENT OF THE INTERNET..............................    9
   LIMITED CUSTOMERS.......................................................    9
   REVENUES................................................................    9
   FINANCIAL INFORMATION OF MINORITY HOLDINGS..............................    9

MARKET FOR SECURITIES......................................................   10

DIRECTORS AND OFFICERS.....................................................   10
   NAME, ADDRESS AND OCCUPATION OF DIRECTORS...............................   10
   CURRENT OFFICERS OF THE CORPORATION.....................................   11
   SECURITY HOLDINGS.......................................................   12
   BOARD COMMITTEES........................................................   12
   CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES............................   13

ADDITIONAL INFORMATION.....................................................   13

INTRODUCTION

Points International Ltd. (herein referred to as "Points" or the "Corporation") is a corporation existing under the Business Corporations Act (Ontario). The address of the principal office of the Corporation is 300 - 134 Peter Street, Toronto, Ontario M5V 2H2.

The Corporation was initially incorporated under the Business Corporations Act (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to Certificates of Amendment dated February 2, 1999 and April 16, 1999, respectively, the Corporation changed its name to Sports Technologies Group Inc. ("STGI") and amended its articles to remove its private company restrictions.

STGI owned no significant assets other than cash and did not conduct operations or business of any kind except for identifying and evaluating potential major transactions. This process culminated on February 1, 2000, when Exclamation Inc. (which became a wholly-owned subsidiary of the Corporation) completed a reverse take-over of STGI.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated. The Corporation was then continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) on February 17, 2000. The Articles of Continuance were amended on December 20, 2001, June 27, 2002 and April 10, 2003 to, respectively, add a new series of preferred shares designated the "Series One Preferred Share", to change the Corporation's name to Points International Ltd, and add two new series of preferred shares designated the "Series Two Preferred Share" and "Series Three Preferred Share".

SUBSIDIARIES

At December 31, 2003, the Corporation had the following subsidiaries:

                                  (FLOW CHART)

Note: (1) The Corporation does not own 100% of Points.com Inc. on a fully-diluted basis due to certain outstanding options and warrants. See "General Development of the Business - Three Year History" below.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

Until November 2001, the Corporation, through its subsidiary Exclamation Inc., operated as a holding company of Internet-based businesses. One such business, Points.com Inc., an indirect subsidiary of the Corporation, was incorporated in June 1999 for the purpose of developing a portfolio of technology solutions for the loyalty program industry referred to as the Points Solutions.

On November 5, 2001, the Corporation's board of directors adopted a restructuring plan (hereafter referred to as the "Restructuring Plan"), pursuant to which, on February 8, 2002, the Corporation acquired the 5% of the issued shares of Points.com Inc. not previously indirectly held by the Corporation. As a result, the Corporation and its affiliates own directly and indirectly 100% of the outstanding shares of Points.com Inc. However, the Restructuring Plan did not result in the Corporation acquiring all of the shares of Points.com Inc. on a fully diluted basis. Points.com Inc. had previously issued to certain loyalty program partners "partner" warrants, and rights to acquire warrants, which are exercisable to acquire common shares of Points.com Inc. In addition, Points.com Inc. had previously issued options to acquire its common shares. Holders of the options to acquire common shares of Points.com Inc. have been granted the right to put those shares to the Corporation for common shares ("Common Shares") of the Corporation.

The Corporation is now focused solely on the business of Points.com Inc. In connection with the Restructuring Plan, the Corporation wound down or divested most of its remaining interests in other companies and minority holdings. The Corporation continues to hold a 12% (fully diluted) interest in ThinApse Corporation ("ThinApse"), a Vancouver-based technology company. The Corporation intends to dispose of its interest in ThinApse as soon as commercially practicable.

On April 11, 2003, InterActiveCorp ("IAC"), through a wholly-owned affiliate, made a $15.1 million strategic investment in Points (the "IAC Investment"). Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into up to 21,868,750 Common Shares of Points, subject to anti-dilution adjustment. The Warrants are exercisable over three years to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share.

Under an investor rights agreement entered into on the closing of the IAC Investment, IAC and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuances of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

The Corporation did not make any significant acquisitions or dispositions in its most recently completed financial year.

TRENDS

A discussion of the trends, commitments, events and uncertainties that are both presently known to management and reasonably expected to have a material effect on the issuer's business, financial condition or results of operations are discussed in the Management's Discussion and Analysis dated April 22, 2004 which is incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

The Corporation had only one operating segment, Points.com Inc., in each of 2003 and 2002.

CORE BUSINESS - POINTS SOLUTIONS

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of the Points Exchange and a suite of Private Branded Solutions available to loyalty program operators.

The Points Exchange

In April 2001, Points launched its cornerstone product, the proprietary Points Exchange. The Points Exchange is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/ or miles between the participating loyalty programs. The Points Exchange also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the Points Exchange is currently the only independent loyalty points exchange of its kind.

As at December 31, 2003, the Points Exchange had attracted 35 loyalty program participants (39 as at the date hereof), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

Private Branded Solutions

In addition to the Points Exchange, Points offers a portfolio of Private Branded Solutions to loyalty programs. This suite of technologies includes:

POINTSpurchase and POINTSgift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTScorporate - facilitates the sale of loyalty program currencies to corporate customers.

POINTStransfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTSintegrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

POINTSelite - facilitates the online sale of tier status to members of loyalty programs.

POINTScustom - custom applications developed for select large loyalty program partners.

COMPETITIVE CONDITIONS

Several indirect competitors are currently in the market with limited product offerings. Other internet sites that offer financial and account aggregation and management (e.g., MileageManager) are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's pointsfolio(TM), but do not offer an exchange function. Management believes that none of the competitors is actively partnering with loyalty programs to independently provide a solution similar to the Points Exchange service. Rather, these indirect competitors are only able to retrieve and display member account information. However it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with the Points Exchange.

The Corporation must compete with a wide range of companies that seek to provide private branded technology services, from small companies to large companies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, decreasing its ability to be competitive and operate as a viable business.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Points' services. Sabre in particular has greater resources and extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by Points.

Points has established mutually beneficial relationships with potential competitors. During April 2002, Points and Sabre entered into a formal agreement that has resulted in the Points Solutions being marketed to loyalty programs internationally by Sabre. Sabre focuses on international markets, working in complement with Points' business development team, which focuses on North American markets, through Points.com Inc. and Points International (US) Ltd., and on international markets through Points International (UK) Limited. With operations in 45 countries, Sabre's marketing network has global reach and established relationships with major loyalty programs.

Any competition, as described above, could have a material adverse impact on Points' business, operations and prospects.

STATUS OF NEW PRODUCTS

During 2003, Points developed the POINTSelite product, to facilitate the online sale of elite level memberships for loyalty programs. For more detail on the Points Solutions see "Core Business - Points Solutions - Private Branded Solutions" above.

OTHER MATTERS

Raw Materials, Component Parts and Finished Products

Predominantly all of Points' business is conducted electronically. Accordingly, the sources, pricing and availability of raw materials and component parts for the Corporation are not known to be subject to any material constraints.

Intangible Property

Points holds the rights to the Points.com and Points.net domain names and has several trademark applications in process. On December 16, 2003, Points was awarded the registration of the trade-mark POINTS.COM and design in the United States and has an application pending in Canada for the trade-mark POINTS.COM. On July 5, 2001, MyPoints.com, Inc., ("MyPoints") (a wholly owned subsidiary of United New Ventures and part of the UAL Corporation family of companies) filed a Statement of Opposition in Canada to Points' application for the trade-mark POINTS.COM. Points filed a Counterstatement To Opposition on October 26, 2001. On May 23, 2002, MyPoints filed further evidence in the matter. On March 27, 2003, Points filed Rule 42 Evidence in the matter and expects cross-examinations to be concluded by June 2004. Management expects the POINTS.COM trade-mark will be found to be registrable in Canada.

The proprietary technology used in the business is owned by Points, and Points has made two applications to register U.S. patents, one relating to the Points Exchange and the other in respect of the POINTScorporate solution.

As part of the Points Exchange, Points is regularly granted the right to use its partners' trade-marks in connection with the joint branding of its website and provision of the exchange services to members.

As Points operates in a technology-based environment, its intellectual property and its access to the property of its loyalty program partners are critical to the Corporation's ongoing business.

Seasonality

Over Points' course of operation, no significant seasonal trends have become evident to management.

Contracts

The Corporation anticipates the renegotiation of contracts to occur in the normal course of business. In the event that such contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected. However, the

Corporation's management does not anticipate that material contracts will not be successfully renegotiated.

Environmental

Due to the nature of Points' business, management of the Corporation does not expect the financial and operational effects of environmental protection requirements on the capital expenditures, earnings and competitive position of the Corporation to be material to the Corporation.

Employees

As at December 31, 2003, Points had 64 employees.

Foreign Operations

Due to the nature of Points' business, management of the Corporation does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes that it is possible that it may face competition within foreign markets.

FINANCIAL INFORMATION

MANAGEMENT DISCUSSION & ANALYSIS

A copy of Management's Discussion and Analysis dated April 22, 2004 (the "Management's Discussion and Analysis") has been filed with Canadian securities regulators, is available on www.sedar.com and is incorporated herein by reference.

ANNUAL INFORMATION

For information on the Corporation's selected consolidated financial information, please refer to the Management's Discussion and Analysis which is incorporated herein by reference.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of the Series Two Preferred Share in the capital of the Corporation. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors does not anticipate paying any dividends for the foreseeable future. Points' board of directors will review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

RISKS AND UNCERTAINTIES

Investing in early-stage Internet-based businesses has a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, review the discussion under "Description of the Business" above and review the

Management Discussion and Analysis prior to making an investment decision with respect to the Corporation.

HIGH DEPENDENCE ON KEY CUSTOMERS

For the year ended December 31, 2003, two key customers represented approximately 61% (2002 - 77%) of the Corporation's gross revenues and two key customers represented approximately 58% (2002 - 91%) of the Corporation's deposits. Management expects the economic dependence on key customers to continue on a downward trend. However, the inability of the Corporation to maintain and/or renew these relationships, or a material change in a key customer's business, could have a material adverse impact on the Corporation's business, operations and prospects.

GROWTH-RELATED RISKS

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

DEPENDENCE UPON KEY PERSONNEL

The success of the Corporation is substantially dependent on the services of key members of the management team. Despite the fact that the Corporation maintains "key man" insurance on certain of its officers, the success of the Corporation is dependent upon such key personnel and loss of such management or personnel could adversely affect the Corporation's business, operations and prospects.

The Points Solutions are a proprietary technology. As a result, the Corporation is also dependent on its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of key employees could adversely affect the Corporation's business, operations and prospects.

LIMITED FINANCIAL RESOURCES

The financial resources of Points are limited, although improved in 2003 as a result of the IAC Investment, pursuant to which IAC invested $15.1 million in the Corporation.

For 2003, Points reported ($1,426,454) of cash flows used in operating activities, deposits held of $10,455,646 and working capital of $10,461,182. If cash flow provided by operations does not increase the Corporation's liquid and unencumbered cash position, it could impact Points' ability to pay its liabilities and/or exploit its business opportunities and fund growth. Consequently, the Corporation could in future be dependent upon its ability to obtain additional financing either by debt, equity or other means.

The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. The nature of the relationship with IAC (including the ability of IAC to acquire control of the Corporation, to exercise pre-emptive rights and the right to match third party offers for the Corporation) may result in difficulties for the Corporation in finding new third parties willing to make debt or equity investments in the Corporation.

If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of or interest payments upon such debt could have a negative effect on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a material adverse effect on the Corporation.

IMPEDIMENTS TO MATERIAL TRANSACTIONS

Under the investor's rights agreement entered into by the Corporation and IAC in connection with the IAC Investment, in the event that there is an offer to effect any transaction that could result in any person (or group of persons) other than IAC acquiring (i) assets of Points and/or its subsidiaries that are, individually or in the aggregate, material to Points or any of its subsidiaries, or (ii) 20% or more of the equity of, or voting rights in respect of, Points or any of its subsidiaries, IAC is entitled to notice of such transaction and the right to propose a matching transaction. The existence of this matching right in favour of IAC will significantly reduce the probability that a third party would propose a transaction in the nature described above and that could otherwise have been beneficial to the Corporation and its shareholders.

LIABILITIES OF POINTS

As at December 31, 2003, Points had outstanding consolidated current liabilities of $11,643,245 and consolidated total liabilities of $32,704,095, including the 11% $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce on March 15, 2001 (plus accrued interest thereon), the Series One Preferred Share and the Series Two Preferred share, all of which are discussed in greater detail in the Management's Discussion and Analysis. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors and governed by the law applicable to directors' and officers' conflict of interest.

LIMITED OPERATING HISTORY

Points has a limited financial history and the Corporation's future success is reliant almost exclusively on its ability to develop new Private Branded Solutions contracts, such as its current POINTSpurchase agreements with partners, and to develop new customers and transactions for the Points Exchange. There can be no assurance that the Corporation will be successful in developing into a profitable corporation.

THE GROWTH AND DEVELOPMENT OF THE INTERNET

The development of the internet, the level of usage of the internet and the introduction of new products and services by Points or its competitors may materially affect the Corporation's business, operations and prospects.

LIMITED CUSTOMERS

There can be no assurance that Points will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

REVENUES

Operating revenues are derived from contracts for Points Solutions. This includes revenue from private branded technology services business, in the form of development fees, maintenance fees and commissions, and revenue from Points Exchange in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, and in securing continued contracts for its Private Branded Solutions business. Competition or other business factors may have a material adverse effect on the Corporation's business.

FINANCIAL INFORMATION OF MINORITY HOLDINGS

Financial information for ThinApse contained herein or incorporated by reference has been obtained from, and is based on, internal financial information provided by ThinApse. No separate review or audit process on this information has been undertaken by the Corporation or the Corporation's auditors. Therefore, the financial information with respect to such minority positions may, if audited by the Corporation, vary materially from the information contained herein or incorporated by reference.

MARKET FOR SECURITIES

Points' Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS".

DIRECTORS AND OFFICERS

NAME, ADDRESS AND OCCUPATION OF DIRECTORS

The following table sets forth the name, municipalities of residence, term as director and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his successor is elected or appointed. Points' next annual and special meeting is expected to be held on June 24, 2004.

                                                                              PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS
          NAME                      OFFICE             TERM AS DIRECTOR     (CURRENT AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)
------------------------   -----------------------   -------------------   ---------------------------------------------------------
Douglas A. Carty(1)        Chairman of the Board     Feb. 2002 - present   Chief Financial Officer, Laidlaw International Ltd.
Glen Ellyn, Illinois                                                       (Jan. 2003 - present)
                                                                           Chief Financial Officer, Atlas Air Worldwide Holdings
                                                                           Inc. (Jul. 2001 -  Dec. 2002)
                                                                           Chief Financial Officer, Canadian Airlines (Jul. 1996 -
                                                                           Jul. 2000)

Marc B. Lavine             Vice-Chairman of the      Feb. 2000 - present   Chief Executive Officer, President and Director of
Paris, France              Board                                           Chrysalis Capital Corporation (Oct. 1, 2003 - present)
                                                                           Chief Executive Officer, Exclamation International
                                                                           Incorporated (Jun. 1999 - Feb. 2002)
                                                                           President, Exclamation International Incorporated
                                                                           (Dec. 1997 - Jun. 1999)

T. Robert MacLean(3)       Chief Executive Officer   Feb. 2002 - present   Chief Executive Officer, Points International Ltd.
Toronto, Ontario           and Director                                    (Feb. 2002 - present)
                                                                           Chief Executive Officer, Points.com Inc. (Feb. 2000 -
                                                                           present) and President, Points.com Inc. (Feb. 2000 -
                                                                           Feb. 2002)
                                                                           Vice-President, other positions, Canadian Airlines
                                                                           (1988 - 2000)

Christopher J.D. Barnard   President and Director    Feb. 2000 - present   President, Points International Ltd. (Feb. 2000 -
Toronto, Ontario                                                           present) and Points.com Inc. (Feb. 2002 - present)
                                                                           Vice-President, Exclamation International Incorporated
                                                                           (Jul. 1998 - Feb. 2000)

Rowland W. Fleming(1, 2)   Director                  Feb. 2002 - present   Director for a number of public and private companies
Mississauga, Ontario                                                       (Apr. 1999 - present)
                                                                           President and Chief Executive Officer, The Toronto
                                                                           Stock Exchange (Jan. 1995 - Apr. 1999)

John W. Thompson(1, 2)     Director                  Feb. 2002 - present   Managing Director, Kensington Capital Partners Limited
Toronto, Ontario                                                           (Aug. 2000 - Nov 2003)
                                                                           Executive Vice-President, Loblaw Companies Limited
                                                                           (Feb. 1978 - Apr. 1999)

J. Grant McCutcheon(1)     Director                  Feb. 2000 - present   Director, Lawrence & Company Incorporated (Dec. 1995 -
Toronto, Ontario                                                           present)

Jim W. Kranias             Director                  Feb. 2000 - present   Entrepreneur and Consultant (1996 - present)
London, England


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

                                                                        PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS
                                                                                  (CURRENT AND FOR PAST FIVE YEARS
NAME                            OFFICE       TERM AS DIRECTOR                          UNLESS OTHERWISE NOTED)
----------------------------   --------   ---------------------   ----------------------------------------------------------------
Christopher E.M. Payne(2, 4)   Director   Feb. 2003 - present     Managing Director, Financial Services, CIBC World Markets
Toronto, Ontario                                                  (Jun. 2000 - present)
                                                                  Executive Vice-President, Financial Services, WhatifI.com
                                                                  (Jun. 1999 - Jun. 2000)
                                                                  Executive Vice-President, Financial Services, X. Com
                                                                  (Jan. 1999 - Jun. 1999)
                                                                  Executive Vice-President, Financial Services, BMO Nesbitt
                                                                  Burns Equity Partners (Nov. 1996 - Jan. 1999)

Eric A. Korman(2, 5)           Director   June 2003 - present     Vice President, Mergers & Acquisitions, InterActiveCorp,
New York, New York                                                an interactive commerce company (Nov. 2003 to Present);
                                                                  other positions at InterActiveCorp, (Sept. 2001 - Nov.
                                                                  2003); Principal, and head of business development for
                                                                  ePartners Venture Capital, a $650 million venture fund
                                                                  (Jan. 2000 - Apr. 2001); Senior Analyst, Corporate
                                                                  Business Development for The Coca-Cola Co., a consumer
                                                                  products company (Aug. 1997 - Jan. 2000)

Erik C. Blachford(5)           Director   June 2003 - June 2004   Chief Executive Officer of Expedia Inc. (Apr. 2003 - present)
Seattle, Washington                                               President of Expedia Inc., North America (Mar. 2002 - Apr. 2003)
                                                                  and other positions (1995 - Mar. 2002))

Notes:

(1)  Audit Committee

(2)  Human Resources Committee

(3) Mr. MacLean serves as an observer for both the Audit and Human Resources Committees.

(4) Nominee of CIBC Capital Partners, holder of the Debenture and the Series One Preferred Share.

(5) Nominee of Points Investments, Inc. , a corporation controlled by InterActiveCorp, holder of the Series Two Preferred Share.

CURRENT OFFICERS OF THE CORPORATION

The following table sets forth the name, municipalities of residence, office, term as officer and current and five-year historic occupation of the officers of the Corporation.

                                                                               PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS
                                                                                          (CURRENT AND FOR PAST FIVE YEARS
          NAME                        OFFICE               TERM AS OFFICER                    UNLESS OTHERWISE NOTED)
------------------------   ---------------------------   -------------------   -----------------------------------------------------
T. Robert MacLean          Chief Executive Officer and   Feb. 2002 - present   Chief Executive Officer, Points (Feb. 2002 - present)
Toronto, Ontario           Director                                            Chief Executive Officer, Points.com Inc. (Feb. 2000 -
                                                                               present) and President, Points.com Inc. (Feb. 2000 -
                                                                               Feb. 2002)
                                                                               Vice-President, other positions, Canadian Airlines
                                                                               (1988 - 2000)

Christopher J.D. Barnard   President and Director        Feb. 2000 - present   President, Points International Ltd. (Feb. 2000 -
Toronto, Ontario                                                               present) and Points.com Inc. (Feb. 2002 - present)
                                                                               Vice-President, Exclamation International
                                                                               Incorporated (Jul. 1998 - Feb. 2000)

Stephen M. Yuzpe           Chief Financial Officer and   Feb. 2000 - present   Catalyst, Exclamation International Incorporated
Toronto, Ontario           Corporate Secretary                                 (Feb. 1999 - Feb. 2000)
                                                                               Vice-President, Cougar Global Investments
                                                                               (Nov. 1995 - Feb. 1999)


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

                                                                                PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS
                                                                                           (CURRENT AND FOR PAST FIVE YEARS
           NAME                        OFFICE               TERM AS OFFICER                    UNLESS OTHERWISE NOTED)
-------------------------   ---------------------------   -------------------   ----------------------------------------------------
William A. Thompson         Senior Vice President,        Sep. 2002 - present   Senior Vice-President, Partners, Points
Flower Mound, Texas         Partners                                            International Ltd. (Feb. 2003 - present)
                                                                                Vice-President, Partner Relationships, other
                                                                                positions, Points International Ltd. and Points.com
                                                                                Inc. (Aug. 2000 - Feb. 2003)
                                                                                Director and General Manager, Canadian Airlines
                                                                                (Jun. 1996 - Aug. 2000)

Darlene J. Higbee Clarkin   Vice President and Chief      Feb. 2002 - present   Vice-President and Chief Technology Officer, other
Delta, British Columbia     Technology Officer                                  positions, Points.com Inc. (Jul. 2000 - present)
                                                                                IT Manager, Canadian Airlines (1990 - 2000)

Jerry J. Philip             Vice President, Business      Feb. 2002 - present   Vice-President, Business Development, Points.com
Oakville, Ontario           Development                                         Inc. (Mar. 2000 - present)
                                                                                Senior Manager, other positions, Canadian Airlines
                                                                                (1995 - Mar. 2000)

Stephen P. Ogden            Vice President, Product       Feb. 2002 - present   Vice-President, Product Development, other
Toronto, Ontario            Development                                         positions, Points.com Inc. (Mar. 2000 - present)
                                                                                Marketing Manager, Intrawest Corporation (Dec. 1999
                                                                                - Mar. 2000)
                                                                                Marketing and Communication Manager, Canadian
                                                                                Airlines (1995 - Dec. 1999)

Christine J. Vandaele       Vice President, Consumer      Feb. 2002 - present   Vice-President, Consumer Marketing  (Feb. 2003 -
Toronto, Ontario            Marketing                                           present)
                                                                                Vice-President, Finance and Controller,  other
                                                                                positions, Points.com Inc. (Sep. 2000 Feb. 2003)
                                                                                Controller, Sales, North America and other
                                                                                positions, Canadian Airlines (1996 - Aug. 2000)

Morley S. Ivers             Vice President, Business      Apr. 2002 - present   Director, Business Strategy, Points.com Inc. (Apr.
Toronto, Ontario            Strategy                                            2001 - Apr. 2002)
                                                                                President, College Home Safety Inc. (1999 - 2001)

SECURITY HOLDINGS

As of the date of this AIF, as a group, the directors and officers of Points beneficially owned, directly or indirectly, or exercised control or direction over, 9,000,693 Common Shares representing approximately14.4% of the issued and outstanding Common Shares.

BOARD COMMITTEES

Pursuant to the Business Corporations Act (Ontario), the Corporation is required to have an audit committee comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates. The Audit Committee is comprised of four board members: Messrs. Carty (Chairman of the Committee), Fleming, McCutcheon and Thompson. No members of the Audit Committee are officers or employees of the Corporation.

The Human Resources Committee is comprised of four members of the board: Messrs. Fleming (Chairman of the Committee), Korman, Payne and Thompson. The Human Resources Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and fixes the compensation package for executive officers.

In connection with the IAC Investment, the number of members of each of these board committees will be limited to four, with one member of each committee being a director elected by the holder of the Series Two Preferred Share. The Human Resource Committee was


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

reconstituted during 2003 to reflect these requirements. IAC, as holder of the Series Two Preferred Share, has waived its right to elect a member to the Audit Committee, but can, at any time, revoke this waiver and be entitled to elect a member to the Audit Committee.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In October of 1996, J. Grant McCutcheon joined the board of directors of Innovadent Technologies Ltd. ("Innovadent") as the nominee of Innovadent's largest shareholder and secured lender. Innovadent made a proposal to creditors in May of 1998, which was accepted. In April 1999, the Ontario Securities Commission issued a cease trade order against Innovadent for failure to file financial statements and in August 1999, Innovadent filed a notice of intent to make a proposal to creditors. Mr. McCutcheon resigned from the board of Innovadent on August 31, 1999.

ADDITIONAL INFORMATION

Upon request to the Corporate Secretary of the Corporation:

     Mr. Stephen Yuzpe
     300 - 134 Peter Street
     Toronto, Ontario M5V 2H2(1)
     Tel: 416.596.6370
     Fax: 416.595.6444

Points will provide to any person or company when the securities of Points are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

     (a) one copy of the AIF of Points, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

     (b) one copy of the comparative financial statements of Points for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Points that have been filed, if any, for any period after the end of its most recent completed financial year;

     (c) one copy of the information circular of Points in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

     (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (a),
          (b) or (c) above; or

----------
(1) On May 1, 2004, the Corporation is moving its principle office to 800 - 179 John Street, Toronto, ON M5T 1X4


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

at any other time, one copy of any documents referred to in paragraphs (a), (b) and (c) above, provided that Points may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Points' securities, options to purchase securities and interests of insiders in material transactions, if applicable, are contained in Points' information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in Points' comparative financial statements for its most recently completed financial year.


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